Mitchell D. Goldsmith Direct: 312-836-4006 Facsimile: 312-966-8479 E-mail: mgoldsmith@taftlaw.com

IN REFERENCE TO:
XEN03-GN003

October 11, 2016

Via Federal Express

Suzanne Hayes, Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Xenetic Biosciences, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed: September 23, 2016
File No.: 333-211249

Dear Ms. Hayes:

We are writing on behalf of our client, Xenetic Biosciences, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1, filed on September 23, 2016 (“Amendment No. 4”), as set forth in the Staff’s letter dated October 4, 2016 addressed to M. Scott Maguire, the President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 5 to Registration Statement on Form S-1 (“Amendment No. 5”), which includes changes to Amendment No. 4 in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 4, and page references in the responses refer to Amendment No. 5. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 5.

In addition to filing this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 5 (marked to show changes from Amendment No. 4).

General

1.       We note that the revised offering terms provide that investors will receive either Class A or Class B warrants. As such, it appears that you are issuing two separate unit securities each consisting in part of separate types of warrant securities. Accordingly, please revise the prospectus cover page to indicate the volume applicable to the two sets of units offered. Refer to Rule 430A.

Suzanne Hayes, Assistant Director

U.S. Securities & Exchange Commission

October 11, 2016

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page to allow for separate volume applicable to each set of units being offered.

Prospectus Cover

2.       Please revise the second paragraph of the cover page to clarify, if true, that you will proceed with the offering even if your application with NASDAQ remains pending. Also, tell us whether you will register any class of securities pursuant to Section 12(g) of the Exchange Act in the event that the NASDAQ application is not accepted or is withdrawn. If you intend to proceed with the offering while the application is pending and do not intend to register your common stock under Section 12(g), please add a risk factor to explain the effect of the automatic reporting suspension in Section 15(d) of the Exchange Act as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response:       In response to the Staff’s comment, the Company has revised the prospectus cover page to disclose that the Company does not intend to close the offering if the application with NASDAQ remains pending. The Company will not register any class of securities pursuant to Section 12(g) of the Exchange Act in the event that the NASDAQ application is not accepted or is withdrawn. Since the Company does not intend to close the offering if the application remains pending, the Company has not added the risk factor described in the Staff’s comment.

The Offering

Description of Warrants, page 10

3.       We note your disclosure on page 117 that holders of warrants will be subject to a common stock ownership limitation of 4.99% of the outstanding common stock after exercise, subject to an option to increase such amount to 9.99%. Please also include a description of this limitation in exercisability of warrants here.

Response:       In response to the Staff’s comment, the Company has revised the description of warrants on page 10 to include the common stock ownership limitation in exercisability of warrants.

Risk Factors

4.       We refer to the fourth paragraph on page 61. Please revise to include risk factor discussion addressing the impact on your liquidity and operating plans if you are unable to list your common shares on NASDAQ.

Response:       In response to the Staff’s comment, the Company has added a risk factor addressing the impact on liquidity and operating plans if the Company is unable to list its common shares on NASDAQ.

Suzanne Hayes, Assistant Director

U.S. Securities & Exchange Commission

October 11, 2016

Holders of Series B Preferred Stock will have limited voting rights, page 42

5.       We note that the title of your risk factor states that holders of Series B Preferred Stock will have “limited” voting rights and that the first sentence in the risk factor states that holders of Series B Preferred Stock have “no” rights with respect to matters that generally require the approval of holders of common stock. We also note your disclosure on page 117 that holders of Series B Preferred Stock will be entitled to vote on any matters on which the common stock shall be entitled to vote. Accordingly, please revise your disclosures to clarify the voting rights of these holders.

Response:       In response to the Staff’s comment, the Company has revised the description of the Series B Preferred Stock to state that holders of Series B Preferred Stock have no rights with respect to matters that generally require the approval of holders of common stock.

Description of Capital Stock

Series A Preferred Stock, page 115

Series B Preferred Stock, page 116

6.       We note your disclosures on pages 116 and 117 that holders of Series A and Series B preferred stock will be entitled to vote on any matters on which the common stock will be entitled to vote. Please expand your disclosure to clarify whether Series A and Series B holders vote as separate classes on any matters or whether they vote in all circumstances together with common stock holders on a 1:1 or some other basis. If the preferred holders vote separately from the common on any matters, then revise to disclose whether the vote necessary for preferred holders to approve a matter is the same as the vote applicable to common stockholders.

Response: In response to the Staff’s comment, the Company has provided additional disclosure stating that holders of Series A Preferred Stock vote together with common stock holders on a 1:1 basis with respect to matters that generally require the approval of holders of common stock. As noted in our response to Comment 5 above, holders of Series B Preferred Stock have no rights with respect to matters that generally require the approval of holders of common stock. Holders of Series A and Series B Preferred Stock have voting rights as to proposals that specifically affect their shares by law, in which they will vote separately and the vote necessary to approve such proposals will be as set by law.

*          *          *

The Company hereby confirms that:

(a)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(b)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(c)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (312) 836-4006 with any questions or comments you may have regarding this letter or the amendment.

Sincerely,

Taft Stettinius & Hollister LLP

/s/ Mitchell D. Goldsmith

Mitchell D. Goldsmith

Enclosures

MDG/CRM/17375272.3